Tarsus Pharmaceuticals, Inc.

15440 Laguna Canyon Road, Suite 160

Irvine, CA 92618

The entity requesting confidential treatment is:

Tarsus Pharmaceuticals, Inc.

15440 Laguna Canyon Road, Suite 160

Irvine, CA 92618

Attn: Leo M. Greenstein

Chief Financial Officer

949-418-1780

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

October 6, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady
Kate Tillan
Margaret Schwartz
Dorrie Yale

Re:	Tarsus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249076
CIK No: 0001819790

Ladies and Gentlemen:

Tarsus Pharmaceuticals, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 3, 2020 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 7, 2020, which was subsequently updated by the Company with amendment No. 1 to the draft registration statement on Form S-1 confidentially submitted via EDGAR to the Commission on August 14, 2020, amendment No. 2 to the draft registration statement on Form S-1 confidentially submitted via EDGAR to the Commission on September 14, 2020 and a registration statement on Form S-1 filed with the Commission on September 25, 2020 (collectively, the “Registration Statement”), is submitting this supplemental letter to further address comment 19 of the Comment Letter. For the convenience of the Staff, the Company has incorporated the text of comment 19 into this letter.

Confidential Treatment Request

The Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone the undersigned at 949-418-1780 rather than rely on the U.S. mail for such notice.

Staff Comment:

Critical Accounting Policies, Significant Judgments and Use of Estimates

Fair Value of Common Stock, page 105

19. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determination of the fair value of its common stock (“Common Stock”) underlying its outstanding equity awards and the reasons for the changes in the valuation of its common stock from October 1, 2019 to September 30, 2020.

Preliminary IPO Price Range

The Company advises the Staff that the Company currently expects a price range of $[*] to $[*] per share (the Preliminary Price Range”) with a midpoint of the anticipated Preliminary Price Range of approximately $[*] per share for the initial public offering (“IPO”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock). The Company also advises the Staff that it expects to reflect a reverse stock split on a [*]:1.00 basis that the Company plans to effect prior to the commencement of the “road show” for the proposed offering (the “Reverse Stock Split”) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Preliminary Price Range is based in part upon the Company’s financial information, history and prospects, prospects for the biopharmaceutical industry, an assessment of the Company’s management, its past and present operations, and the prospects for, and timing of, its future revenues, the present state of the Company’s development, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares and valuation multiples of generally comparable companies in the biopharmaceutical industry, as well as input received in testing-the-waters meetings with investors and from BofA Securities, Inc., Jefferies LLC, and Raymond James & Associates, Inc. (the “Representatives”), the representatives of the several underwriters for the Company’s IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

However, the parameters of the actual bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and any material developments impacting the Company. Also, due to the volatility in the capital markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the actual bona fide price range for the IPO may fall outside of the Preliminary Price Range (after giving effect to the reverse stock split). In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04. The Company’s final post-split bona fide price range remains under discussion between the Company and the Representatives, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

As further discussed below, with respect to option grants issued in July and September 2020, the Company believes that a contemporaneous fair value measure of its Common Stock is its $40 million Series C preferred stock financing for $1.88 per share. This round was led by a new investor, RTW Investments.

Stock Option Grants Since October 1, 2019

The Company has periodically granted equity awards, exclusively in the form of stock options, to certain of its employees, directors, and consultants. The Company accounts for equity-based compensation in accordance with ASC 718 Compensation—Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company estimates the fair value of stock options as of the date of grant, using the Black-Scholes option pricing model (“Black-Scholes”). The Black-Scholes assumptions include the fair value of common shares, expected term of the option, the expected volatility of the stock price, and the risk-free interest rate during the expected term of the option.

The Company recognizes this estimated value of granted stock option as compensation expense over the contractual vesting period, during which substantive services are provided in exchange for the award. From October 1, 2019 through September 30, 2020, the Company granted stock options, as follows:

Stock Option Grant Date	Number of Options Granted	Exercise Price	Fair Value per share of Common Stock on Grant Date under 409A Valuation Report#	Fair Value per share of Common Stock used in Black-Scholes model ##
April 3, 2020	4,650,201	$0.27	$0.27	$0.27
May 14, 2020	2,806,205	$0.27	$0.27	$0.27
July 13, 2020	2,383,003	$0.27	$0.27	$1.88	*
September 25, 2020	3,095,094	$1.48	$1.48	$1.88	**

*	As preliminarily adjusted from $0.27, as discussed within Q3 2020 Valuation and Stock Option Grants section below
**	As adjusted from $1.48, as discussed within Q3 2020 Valuation and Stock Option Grants section below
#	The grants did not have a contemporaneous 409A valuation.
##	Illustrated for purposes of stock-based compensation for financial reporting.

Historical Fair Value Determination and Methodology

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), and the Board has estimated the fair value of the Common Stock at various grant dates, with input from management, considering the Company’s (i) sales of its Series B preferred stock and Series C preferred stock, par value $0.0001 per share (collectively with the Company’s Series A preferred stock, the “Preferred Stock”), (ii) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant, to the estimated fair value. The Company’s most recent third-party valuations of its Common Stock were as follows:

Measurement Date of Third-Party Valuation	Date of Board approval	Per Share Fair Value of Common stock *
March 19, 2020	April 3, 2020	$0.27
September 15, 2020	September 25, 2020	$1.48

*	Fair value determined by Board on date of Board approval.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Guide, Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. As described in further detail in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Significant Judgements and Use of Estimates—Fair Value of Common Stock”, the third-party valuation reports were prepared by determining the Company’s total equity value using appropriate valuation methodologies and then allocating the value across the Company’s various outstanding securities at the time of valuation. In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date:

•	Hybrid Option Pricing Method. The hybrid option pricing method (“HOPM”) is a hybrid between the PWERM (as defined below) and the option pricing model, estimating the probability-weighted value across multiple scenarios but using the option pricing model to estimate the allocation of value within one or more of those scenarios. Under the HOPM, shares are valued by taking into account the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date and also applies the PWERM (as defined below). The HOPM considers the current value of equity and then allocates that equity value to the various interests considering their rights and preferences. The HOPM treats common stock and preferred stock as call options on the portfolio company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event (for example, a merger or sale), assuming the portfolio company has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the equity value rather than, as in the case of a “regular” call option, a comparison with a per-share stock price. Thus, common stock is considered to be a call option with a claim on the equity at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The option pricing model has commonly used the Black-Scholes model to price the call option.

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”), is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

The Board also considered that the Common Stock represented a non-marketable equity interest in a private enterprise and Company’s stockholders could not freely trade its Common Stock in the public markets. Accordingly, the Board applied discounts to the preliminary value estimates to account for the lack of liquidity that a stockholder experiences of the Common Stock based on the weighted-average expected time to liquidity. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board also evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•

the issuance price of the Company’s Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock sold to investors in arm’s length transactions and the rights, preferences and privileges of such Preferred Stock as compared to Common Stock, including the liquidation preferences of such Preferred Stock;

•	the Company’s results of operations, financial position and the status of research and development and clinical development efforts and achievement of enterprise milestones;

•	the composition of, and changes to, the Company’s management team and Board;

•	the lack of liquidity of Common Stock as a private company;

•	the Company’s stage of development, business strategy and the material risks related to the Company’s business and industry;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of Common Stock, such as an IPO, or a sale of the Company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held biotechnology companies.

The Company began to evaluate the possibility of an IPO and its necessary preparation in early June 2020, though did not formally engage banks and decide to proceed with IPO planning until mid-July 2020. By the time of the September 15, 2020 valuation, the Company had better visibility into the timing of a potential IPO. The equity value for the IPO scenario utilized in the September 2020 valuation was weighted based on the adjusted probability of an IPO, the then-pending Series C Preferred Stock issuance, and that all outstanding shares of the Preferred Stock would automatically convert into shares of Common Stock at the time of an IPO, under the terms of the Company’s Amended and Restated Certificate of Incorporation. Set forth below in this letter is a discussion of each valuation the Company has performed to date and stock option grants since October 1, 2019.

Discussion of Common Stock Valuations and Stock Option Grants

Q1 2020 Valuation and Q1 and Q2 Stock Option Grants

March 19, 2020 Valuation

The March 19, 2020 independent third-party 409A valuation (“March 2020 Valuation”) utilized the HOPM methodology, as described in the Registration Statement, specifically using the backsolve method with an equity adjustment. The backsolve method considers the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. To determine the value of the Common Stock, the valuation referenced the then-recently closed Series B Preferred Stock financing for aggregate proceeds of $60 million at $1.21 per preferred share in December 2019, led by Vivo Capital and which included several other new and existing investors. The conversion rate on the Series B Preferred Stock is 1:1 with the Common Stock. The total equity value implied by this transaction was then applied in the context of an option pricing model to determine the value of the Common Stock. Subsequently, a negative equity adjustment was applied to reflect the changes in the market from when the Series B preferred stock round closed and the valuation date.

The option pricing method can be based on either a binomial or Black-Scholes option pricing model. The option pricing method assumes a liquidity event involving some type of transaction, whether it would be a sale, transfer, merger, IPO, or dissolution, of the Company. Under any option pricing theory, various inputs are needed to derive value, including the value of the underlying asset, the exercise price, the underlying asset’s estimated volatility, the term, and an appropriate risk-free interest rate. The valuation utilized two option pricing models with separate assumptions for the distribution of potential future equity values. In determining the total implied equity value under the backsolve method, the valuation estimated a volatility of 50% for an earlier liquidation event and a volatility of 85% for a later liquidation event based on an analysis of guideline public companies. A weighted average estimated time to liquidity 2.0 years was used in the valuation, based on management’s best estimate of a liquidity event at such time, and a DLOM of 45% was applied. The valuation also applied a -20% equity adjustment between the backsolve date of December 2019 and the valuation date (March 2020), given the macroeconomic impact of COVID-19, beginning particularly in March 2020. The valuation set the fair value of Common Stock at $0.27 per share as of March 19, 2020.

Other factors considered by the Board in the valuation of the Common Stock as of March 19, 2020 included that the Company’s execution an in-license in January 2019 for the exclusive rights for the active pharmaceutical ingredient used in its TP-03 product candidate for use in eye care and dermatology and other disease and conditions; and in January 2019, the Company began its TP-03 Demodex blepharitis Phase 2 studies at a single ex-U.S. site. Accordingly, on April 3, 2020, the Board determined the estimated fair value of Common Stock as of March 19, 2020 to be $0.27 per share.

April 3, 2020 Stock Option Grant

For the period from the date of March 19, 2020 through April 3, 2020, the Board determined there were no internal or external developments since the March 2020 Valuation that warranted a change in the estimated fair value of Common Stock, based, in part, upon a lack of significant new development milestones achieved. Management’s forecasted operating results remained substantially unchanged from the March 2020 Valuation date through April 2020. Given the fact that no additional capital raising transactions had occurred and the lack of certainty of any future financing event, in the judgment of the Board, there were no meaningful developments in the Company’s business or external factors that indicated the fair value of Common Stock had changed from the March 2020 Valuation to the grant made on April 3, 2020. As a result, the Board determined that the fair market value of Common Stock remained $0.27 per share as of April 3, 2020.

May 14, 2020 Stock Option Grant

For the period from the date of March 19, 2020 through May 14, 2020, the Board determined there were no requisite internal or external developments since the March 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. The Company completed its 54 patient Phase 2b Europa Study in early May 2020 as contemplated by the March 19, 2020 valuation and hired its first CFO on April 20, 2020. Nonetheless, these events were not determined to collectively represent milestones for which the Company believed a valuation increase could be ascribed. Further, management’s forecasted operating results remained substantially unchanged from the March 2020 Valuation date through May 2020. Since no additional capital raising transactions had occurred and a lack of certainty of any future financing event, in the judgment of the Board, the fair value of Common Stock had not changed from the March 2020 Valuation to the grant made on May 14, 2020. As such, the Board determined that the fair market value of Common Stock remained $0.27 per share as of May 14, 2020.

Q3 2020 Valuation and Stock Option Grants

September 15, 2020 Valuation

The September 15, 2020 independent third-party 409A valuation (“September 2020 Valuation”) utilized the Hybrid method, specifically using the backsolve method. The backsolve method considers the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. To determine the value of the Common Stock, the valuation assumed the closing of the $40 million Series C Preferred Stock financing at a sale price of $1.88 per share. The conversion rate on the Series C Preferred Stock is 1:1 to the Common Stock. The Series C Preferred Stock financing closed on September 24, 2020 (the date prior to the September 2020 option grants), and was led by a new investor, RTW Investments, along with several other new and existing investors. Of the $40 million in aggregate proceeds, $33 million was purchased by new investors. The total equity value implied by this transaction was then applied in the context of HOPM, incorporating both a Stay Private scenario allocating value in an option pricing model, and an IPO scenario allocating value in a PWERM to determine the value of each class of the Company’s capital stock.

The option pricing method can be based on either a binomial or Black-Scholes option pricing model. The option pricing method assumes a liquidity event involving some type of transaction, whether it would be a sale, transfer, merger, IPO, or dissolution, of the Company. To calculate the fair market value of Common Stock, the Black-Scholes Option Pricing Model was used. The Black-Scholes implementation of the Option Pricing Method treats the rights of holders of various classes of securities (preferred stock, common stock, warrants, and options) as call options on any value of the Company above a series of breakpoints. Under any option pricing theory, various inputs are needed to derive value, including the value of the underlying asset, the exercise price, the underlying asset’s estimated volatility, the term, and the risk-free interest rate during the expected term of the option. In determining the total implied equity value under the backsolve method, the valuation estimated a volatility of 85% based on an analysis of guideline public companies. A weighted average estimated time to liquidity 2.0 years was used in the valuation, based on management’s best estimate of a liquidity event at such time. After applying a DLOM of 20% under a stay private scenario and a DLOM of 10% under an IPO scenario. The IPO scenario under PWERM applied a 70% weighting due to its increased likelihood and the remaining 30% weighting was applied for the option pricing model valuation approach. The valuation set the fair value of Common Stock at $1.48 per share as of September 15, 2020. Accordingly, the Board determined estimated fair value of Common Stock as of September 15, 2020 to be $1.48 per share (the “September 2020 Valuation Date”).

Between the March 2020 Valuation and September 2020 Valuation, several significant events took place (in addition to the Series C Preferred Stock financing). These value-creating events for the Company particularly began in July 2020. The Board approved the decision to pursue public financing through an IPO on July 13, 2020 and held its IPO organization meeting on July 17, 2020. It then began to enact its corporate development and hiring strategies to be ready for a potential IPO. The Company concurrently hired its first Chief Operating Officer in July 2020 and its first Chief Commercial Officer in August 2020. In September 2020, the Company commenced its Phase 2b/3 Saturn-1 trial for TP-03 Demodex blepharitis and executed an expanded in-license with its licensor to include human uses beyond the skin and eye, allowing for the clinical and commercial development of its TP-05 product candidate.

The Company is targeting an IPO date of October 16, 2020 (date of first trade) and its estimated likelihood of proceeding with the IPO was 70% as of the September 2020 Valuation Date. Based on the determined fair value per share in the September 2020 Valuation, the Company considered whether the fair market value per share at the date of the April 3, 2020 or May 14, 2020 stock option grants should be retroactively increased to reflect the most recent valuation. However, as discussed above, the Company’s accretive value events collectively occurred between July 2020 to September 2020.

As of May 2020, the Company did not have a Series C Preferred Stock term sheet or any offer; had not engaged investment bankers for a potential IPO; key executive leadership roles to drive operational and marketing efforts were vacant; its Phase 2b/3 Saturn-1 trial had not yet commenced; and it had not yet executed an in-license that would provide for TP-05 development and commercialization rights. Accordingly, the Common Stock the fair market value of $0.27 per share used in the April and May 2020 stock option grants is deemed appropriate.

July 13, 2020 and September 25, 2020 Stock Option Grant

The July 13, 2020 stock options were granted at an exercise price of $0.27 per share and the September 25, 2020 stock options were granted at an exercise price of $1.48 per share.

However, in connection with the Company’s likelihood of an IPO, the Company’s September 2020 Valuation of Common Stock by an independent third-party, and closing of Series C Preferred Stock financing, the Company reassessed the Common Stock fair value for these two award dates. The Company believes that the Common Stock value used within Black Scholes model should retroactively be increased for the options granted in July 2020 and September 2020.

The Company believes the price per share of $1.88 for the Series C Preferred Stock issued on September 24, 2020 most closely reflects the fair market value per share for the July 2020 and September 2020 stock option grants, and therefore used it to calculate the Black-Scholes estimated fair value of the aggregate 5.4 million options granted. The Company expects to record approximately $[*] million of aggregate compensation costs related to unvested stock options granted on July 13, 2020 and September 25, 2020 over a weighted-average period of four years, or approximately $[*] million per quarter. This will be reported as stock-based compensation expense within the Company’s statements of operations and comprehensive loss. The Company believes its quarterly stock-based compensation will be immaterial to its financial statements taken as whole for the interim period ended September 30, 2020 and taken as a whole. The impact of these stock-based compensation costs (giving effect to the reassessed grant date estimated fair value per share) will first be recorded for the three and nine months ending September 30, 2020. The Company intends to provide disclosure substantially similar to the second sentence of this paragraph in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations in the next amendment to the Registration Statement.

Since the Common Stock valuation differs from the Black-Scholes inputs for those stock options granted after June 30, 2020, any incremental stock-based compensation recorded by the Company has no impact on the financial statement periods disclosed in the Registration Statement.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the September 2020 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that any difference in value reflected between the estimated fair value of its Common Stock using the September 2020 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”) and/or Rule 163B and the filing of the Registration Statement with the Commission on September 25, 2020.

•

The mid-point of the Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The mid-point of the Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the September 2020 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the shares of Preferred Stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the Preferred Stock as compared to the Common Stock prior to the IPO (which results in a higher valuation of the Common Stock in the Preliminary Price Range, and also drives a lower Common Stock value in the stay private scenario).

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Return of This Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, as amended

The Company hereby further requests, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter, or if impractical, that the unredacted version of this letter is destroyed. The Company believes that the return or destruction of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the Common Stock following the IPO. Please either destroy this letter or return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 15440 Laguna Canyon Road, Suite 200, Irvine, CA, 92618.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Discussion Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its historical stock option grants between October 1, 2019 to June 30, 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement. Additionally, the Company believes the Series C Preferred Stock price per share of $1.88 that closed on September 24, 2020 most closely reflects the fair market value per share for the July 2020 and September 2020 stock option grants.

Sincerely,

/s/ Leo M. Greenstein
Chief Financial Officer of Tarsus Pharmaceuticals, Inc.

cc: Bobak Azamian, M.D.

Ilan Lovinsky

Ryan J. Gunderson

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83